Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE Seattle, WA 98105 USA Direct: +1 (206) 522-2256 E-mail: tpuzzo@puzzolaw.com

November 1, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Momentum Corp.
Amendment No. 9 to Registration Statement on Form S-1 Filed September 30, 2022 File No. 333-257302

Dear Sir or Madam:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 17, 2022.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 9 to the Form S-1.

Amendment No. 9 to Registration Statement on Form S-1 filed September 30, 2022

Prospectus Summary, page 6

1. We note your response to comment 3, as well as your revised disclosure, but your last summary risk factor and related cross-reference continues to duplicate the preceding bullet point instead of summarizing and cross-referencing the currency conversion risk factor. Please revise your last summary risk factor to summarize and cross-reference the currency conversion risk factor on page 21. Please also summarize and cross-reference your risk factors entitled "Adverse regulatory developments in China may subject us . . . ," "Compliance with China’s new Data Security Law . . . ," and "The audit report included in this prospectus . . . ." In revising such summary risk factors, ensure that you summarize and cross-reference all risk factors included in the section entitled "Risks Related to Doing Business in the People’s Republic of China."

Company response:  On page 9, the Company has removed the last bullet point and added an additional four bullet points referencing risk factors.

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"Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us . . . ", page 21

2. We note your response to comment 1, as well as your revised crossed-references and reference to the above risk factor. However, such risk factor does not discuss the risk that, to the extent cash and/or assets of your business is in Hong Kong or your Hong Kong entities, such cash and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. Please revise your risk factor to disclose such risk.

Company response:  The Company has added the referenced language to the referenced risk factor on page 21.

General

3. We note your response to comment 7, but it does not appear that you have provide an updated consent of J&S Associate with respect to their report dated April 15, 2022 relating to their audit of the consolidated balance sheet of New Momentum Corporation as of December 31, 2021 and related consolidated statement of operations and comprehensive income, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2021, and the related notes thereto. Please provide such consent, and also provide an updated consent of Total Asia Associates PLT relating to their audit of the consolidated balance sheet of New Momentum Corporation as of December 31, 2020 and the related consolidated statements of operation and comprehensive, stockholders’ equity, and cash flows for the year ended December 31, 2020.

Company response:  The Company has included the requested updated consents.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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